PMU News Release #05-08 TSE, AMEX Symbol PMU June 21, 2005

PACIFIC RIM ACCEPTS US $5.4 MILLION OFFER TO PURCHASE
ANDACOLLO ASSETS

Pacific Rim Mining Corp. (“Pacific Rim”) has entered into a letter of intent (“LOI”) effective June 20, 2005 (the “Acceptance Date”) with Trend Mining Company (“Trend”), a Delaware corporation, which company proposes to acquire Pacific Rim’s Andacollo assets for US $5.4 million.

Pacific Rim and Trend will each use their best efforts to settle and execute a definitive agreement within 30 days of the Acceptance Date. Under the LOI, Trend has agreed to make staged payments totalling US $5.4 million cash as follows: a deposit of US $300,000 (due immediately) for the exclusive right to conduct due diligence for 30 days from the Acceptance Date; US $2.7 million upon closing (or a further deposit of US $300,000 to extend the exclusive right for an additional 30 days with US $2.4 million payable upon closing); US $1 million within 12 months of closing and US $1.4 million within 24 months of closing.

“Pacific Rim’s non-core Andacollo asset has garnered attention from a number of parties since becoming available for sale in early May 2005,” states Tom Shrake, CEO, “and we are very pleased to have negotiated this deal with Trend Mining. Our intent is to use the proceeds of this sale upon closing to expedite our definition drilling program and resource estimate at the South Minita gold zone by adding a third drill rig to the low cost El Dorado project. The expanding South Minita gold zone has the potential to build upon our Minita pre-feasibility study results through the definition of new gold ounces and we are eager to fast track the definition and economic evaluation of this gold zone.”

The Andacollo gold mine was closed in 2000 by Dayton Mining Corporation, a predecessor company of Pacific Rim. It has been in residual leach and reclamation since that time.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating gold exploration company with operational and exploration assets in North, Central and South America, that is environmentally and socially responsible. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the completion of a definitive agreement; failure to close; actual use of the proceeds of sale; results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com